Westcore Trust
1290 Broadway, Suite 1100
Denver, Colorado 80203

July 12, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:       Westcore Trust (“Trust”)

            File Nos.          2-75677

                                    811-3373

            Form N-1A POST-EFFECTIVE AMENDMENT NO.  62 (1933 Act)

To the Securities and Exchange Commission:

An electronic (“EDGAR”) filing is hereby made under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”) on behalf of Westcore Trust, an open-end management investment company (the “Fund”). This filing includes Post-Effective Amendment No. 62 to the Fund's 1933 Act Registration Statement on Form N-1A and Amendment No. 63 to its 1940 Act Registration Statement (“Amendment”). The purpose of this filing is to initially register a new class of shares, Institutional Class, for certain series of the Westcore Trust.

Please address any comments or questions to my paralegal Alex Marks at 303-623-2577.

Sincerely,

/s/ Gregory P. Dulski
Gregory P. Dulski
Secretary

cc:   Larry Greene, U.S. Securities & Exchange Commission
       Peter H. Schwartz, Davis Graham & Stubbs LLP